Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 8, 2024

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
Prospector Capital Appreciation Fund (S000086387)
Prospector Opportunity Fund (S000086388)

Dear Mr. Be:

The purpose of this letter is to respond to the comments you provided to Adam Smith on July 9, 2024, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 599 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding two new series: the Prospector Capital Appreciation Fund and the Prospector Opportunity Fund (each, a “Fund” and together, the “Funds”) to the Trust. PEA No. 529 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on May 23, 2024.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

1.Staff Comment: The Staff notes these funds are being created in anticipation of a merger. Supplementally advise as to the Funds’ intention and timing to file a Form N-14.

Response: The Trust advises that it intends to file the Form N-14 with respect to the reorganization by July 19, if not sooner.

Prospectus

2.Staff Comment: With respect to the Funds’ disclosure related to identifying a company as a potential investment, please discuss the extent to which the Fund allocates assets to the different types of instruments in which it invests (e.g., convertible securities, distressed securities, etc.). For example, the Staff notes the Capital Appreciation Fund is particularly subject to High Yield Securities Risk, but it is unclear the extent to which the Fund will invest in High Yield Securities. Please consider including any target allocations in your disclosure.

Response: Neither Fund has adopted any investment policy that includes a specific percentage or range of its assets with respect to investments in a particular instrument, including convertible securities, high yield securities or distressed securities. Each Fund seeks to maintain investment flexibility within its principal strategies to modify its investment portfolio based on, among other things, the Investment Manager’s assessment of investment opportunities consistent with the Fund’s investment objective and changing market and other conditions. The Trust notes that Item 4(a) and Item 9(b) of SEC Form N-1A, which require a fund to describe its principal investment strategies, do not require a fund to disclose target allocations. The Trust has reviewed the disclosure under “Principal Investment Strategies” for each Fund and believes it complies with Item 4(a) and Item 9(b) of Form N-1A.

The Prospectus section “More Information on Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Risk Factors and Special Considerations for the Funds” includes disclosures of risk factors that apply to both funds. Certain risk factors indicate whether Capital Appreciation Fund or Opportunity Fund is particularly subject to a risk factor, including relative to the other Fund. The Trust has reviewed the disclosures under this Prospectus section and also believes these disclosures are clear and comply with Form N-1A, in particular Item 4(b) and Item 9(c), which include requirements related to a fund’s description of principal risks.

For the reasons set forth above, the Trust respectfully declines to revise its Prospectus at this time in response to this comment. The Trust, however, notes the Staff’s comment and will consider the potential enhancement of its disclosure as may be appropriate in a future registration statement amendment.

3.Staff Comment: In the preamble to the Fees and Expenses of the Fund table for each Fund please bold the sentence “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and example below.” Please see Item 3 of Form N-1A.

Response: The Trust responds by making the requested revision.

* * * * * *

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 254-6444.

Sincerely,

/s/ Adam W. Smith
Adam W. Smith
Interim Secretary
Managed Portfolio Series

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP